UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-14-06

07043138

January 29, 2007

1934
14A-8
1/29/2007

Parth S. Munshi
Securities Counsel
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: The Coca-Cola Company
Incoming letter dated December 14, 2006

Dear Mr. Munshi:

This is in response to your letter dated December 14, 2006 concerning the shareholder proposal submitted to Coca-Cola by Leonard Getz. We also received a letter from the proponent dated December 22, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Leonard Getz
204 Edgehill Road
Merion Station, PA 19066

The Coca-Cola Company

Parth S. Munshi
Office of the Secretary

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2671

Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

December 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposal Submitted by Leonard Getz

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by Leonard Getz (the "Proponent") from its proxy materials for its 2007 Annual Meeting of Shareowners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2007 proxy materials pursuant to Rule 14a-8(i)(7)(management functions). Additionally, portions of the Proposal are excludable pursuant to Rule 14a-8(i)(3) (violation of proxy rules)

BACKGROUND

The Company received the Proponent's initial submission on November 3, 2006. A copy of the Proponent's letter is attached hereto as Exhibit A. The letter contained certain procedural deficiencies.

On November 9, 2006, the Company wrote to the Proponent to inform him that he needed to provide (within 14 days of his receipt of the Company's letter) information to cure the following procedural and eligibility deficiencies in his submission: (1) information proving that he has held, for at least one year prior to the date of his submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); (2) a written statement that he intends to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b); and (3) limiting his proposal and supporting statement to 500 words as required by Rule 14-a(8)(b)(2). A copy of the Company's November 9, 2006 letter is attached hereto as Exhibit B.

On November 13, 2006, the Company received a second letter from the Proponent which addressed the procedural concerns identified in the Company's letter and requested that the Company confirm that it had received the information requested. A copy of the Proponent's November 13, 2006 letter is attached hereto as Exhibit C. A copy of the Company's letter in response is attached hereto as Exhibit D.

THE PROPOSAL

The Proposal reads:

"RESOLVED, shareholders request that The Coca-Cola Company act with honesty, integrity, and accountability and respect that must guide the Company, and compensate the Bigios fully and fairly for their loss, to correct the terrible injustice that this family has suffered, or otherwise risk creating the reputation that the Company is benefiting from a campaign of anti-Semitism and is a party to it."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials.

I. The Proposal is Excludable because it Relates to the Company's Management Functions in Violation of Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to exclude a proposal if the proposal deals with matters relating to the registrant's ordinary business operations. In the adopting release relating to the 1998 amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion was 'to confine the resolution of ordinary business problems to management and the board of directors." Release No. 34-40018 (May 21, 1998). One of the central considerations underlying the policy was the recognition that certain decisions were so fundamental to management's ability to run the company on a day-to-day basis they were not proper subject for shareholder proposals. Id.

While the Proposal makes reference to the Company's Code of Business Conduct and to the Company acting with honesty, integrity and accountability, the substance of the Proposal is to request that the Company compensate the Bigio family. The Proposal states that the Company must "compensate the Bigios fully and fairly for their loss, to correct the terrible injustice that this family has suffered . . ."

The Company and the Bigios are currently involved in litigation regarding this matter. Raphel Bigio, Bahia Digio, Ferial Salma Bigio and B. Bigio & Company v. The Coca-Cola Company and The Coca-Cola Export Corporation. Implementation of the Proposal would require the Company to immediately pay the Bigios and forego any rights the Company currently, or in the future, may have in the litigation. Decisions as to how the Company conducts ongoing litigation are inherently matters of ordinary business that should be left to management.

While the Proposal does not directly mention any specific action the Company should take in the litigation, it does provide that "Coca-Cola's lawyers have used every legal maneuver to avoid reaching the merits of the case because the Company has no legal or moral defense for its conduct. This statement, when read in conjunction with the request to compensate the Bigios, indicates that the essential focus of the Proposal involves the on-going litigation with the Bigios. Specifically, implementation of the Proposal would result in the Company having to abandon its defense of the litigation.

The Staff has consistently held that proposals dealing with decisions relating to the conduct of on-going litigation to which the registrant is a party or where the subject matter is the same or similar to that which is at the heart of litigation in which the registrant in involved may be excluded under Rule 14a-8(i)(7). The Staff has also had a longstanding position that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations. *See* Exxon Mobil Corp. (Mar. 21, 2000); Exxon Corp. (Dec. 20, 1995); Benihana National Corporation (Sept. 13, 1991) (conduct of litigation and decisions made concerning legal defenses are matters that involve the conduct of the Company's ordinary business); Crown Central Petroleum Corp. (Mar. 10, 1998) (proposal requesting board form a committee to supervise currently pending litigation excludable as relating to the conduct of ordinary business operations (i.e., litigation strategy)).1

In Exxon Mobil Corp. (Mar. 21, 2000), the Staff determined that a proposal requesting that Exxon Mobil, among other things, cease specified legal actions in connection with an appeal of a judgment may be excluded as relating to ordinary business operations (i.e. litigation strategy and related decisions). A similar proposal requesting that Exxon Corp. forego any appellate or other rights in connection with litigation arising from the Exxon Valdez incident was excludable because it was directed at matters relating to the conduct of the Exxon's ordinary business operations (i.e. litigation strategy and related

---

1 Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the ordinary business exclusion appeared as paragraph (c)(7). Rule 14a-8 was amended in 1998, at which time the ordinary business exclusion (which was substantively unchanged by the amendments) was re-denominated as Rule 14a-8(i)(7).

decisions). Exxon Corp. (Dec. 20, 1995). Similarly, the Staff permitted Philip Morris Companies Inc. (Feb. 22, 1999) to exclude a proposal requesting that the company stop the use of the terms "light" and "ultralight" because it related to ordinary business operations where the matter was the subject of current litigation. See also, RJR Nabisco Holdings Corp. (Feb. 22, 1999).

As stated above, the subject matter of the Proposal, compensation to the Bigios is the subject matter of current litigation and as a result the Proposal is excludable under Rule 14a-8(i)(7).

II. <u>Portions of the Proposal are Excludable because they Contain Materially False or Misleading Statements in Violation of Rule 14a-8(i)(3)</u>

In the event that the Staff does not concur with the Company's view that the Proposal may be omitted in its entirety, The Company believes that certain statements in the Proposal may be excluded pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows a registrant to exclude a proposal or portions of the supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B, dated September 15, 2004, the Staff clarified its stance on the application of Rule 14a-8(i)(3). While limiting the total number of grounds on which the Staff would consent to exclusion of shareholder proposals or portions of proposals under Rule 14a-8(i)(3), the Staff noted that "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on Rule 14a-8(i)(3) and seek our concurrence with that determination." The Staff then reaffirmed several independent grounds that will be addressed below for which exclusion is allowed under Rule 14a-8(i)(3):

1. the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

2. statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

3. substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote; or

4. the company demonstrates objectively that a factual statement is materially false or misleading.

The Proposal and the supporting statement contain numerous statements that are materially false and misleading, including factual statements that are materially false.

The third paragraph of the supporting statement provides that "for over 25 years, the Bigios leased factories to Coca-Cola that provided bottle caps and other products to the Company." The Company has never leased land or factories from the Bigios. At some point in the past, the Bigios were parties to an agreement under which they had the right to produce bottle caps for the Company.

The second paragraph of the supporting statement provides "[a] subsidiary of Coca-Cola is benefiting from stolen property in Egypt that belonged to the Bigio family." The sixth paragraph provides that "Coca-Cola eventually became part owner of the property, occupying and benefiting from the Bigios' land and factories."

The Company has never had any ownership interest in the land or factories at issue. After the land and factories were sequestered by the Egyptian government, they were transferred to the state-owned Misr Insurance Company ("Misr"). The property was leased by Misr to the El Nasr Bottling Company ("ENBC") in 1965. In 1994, the Company acquired a minority interest in ENBC. In 1999, ENBC was merged with five other companies to form The Coca-Cola Bottling Company of Egypt ("TCCBCE"). Following the merger, the property was and continues to be leased by TCCBCE. The Company has an indirect approximate 42% ownership interest in TCCBCE. However a second shareholder has a greater than 55% ownership interest.

CONCLUSION

For all of the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Securities Counsel

cc: Leonard Getz

Enclosures: 6 copies of this letter, with exhibits

Exhibit A

THE COCA-COLA COMPANY
RECEIVED

NOV - 7 2006

SHAREOWNER AFFAIRS

November 7, 2006

BY FAX, E-MAIL AND CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: Proposal for Action at the 2007 Annual Meeting of Shareowners

Dear Sir or Madam:

I am a shareowner of The Coca-Cola Company and have enclosed a proposal for action to be presented at the 2007 Annual Meeting of Shareowners. Please ensure that the proposal is included in the proxy statement relating to the annual meeting.

Should you need this information, my address is 204 Edgehill Road, Merion Station, PA 19066. If you have any questions or need any other information, please contact me at (610) 664-3333.

Very truly yours,

Leonard Getz

Leonard Getz

Enclosure

Shareholder Proposal that The Coca-Cola Company Compensate the Bigio Family

WHEREAS, The Coca-Cola Company ("Coca-Cola" or the "Company") is guided by its Code of Conduct, which emphasizes that the Company must "act in every instance with honesty, integrity, accountability and respect." In the Code, Coca-Cola cautions its employees to "never engage in behavior that harms the reputation of the Company. If you wouldn't want to tell your parents or your children about your action – or wouldn't want to read about it in a newspaper – don't do it."

WHEREAS, Coca Cola is engaging in behavior that lacks the honesty, integrity, accountability and respect that must guide the Company's conduct and uphold its reputation. A subsidiary of Coca-Cola has been using and deriving the benefits of property in Egypt that was stolen from a family called the Bigios. Coca-Cola has refused to acknowledge the wrongfulness of its conduct, or to compensate the Bigios for the loss they have suffered.

WHEREAS, for approximately 60 years beginning in the early 1900's, the Bigios owned land and factories near Cairo, Egypt. Coca-Cola leased a factory building from the Bigios for over 25 years, and the Bigios' factories provided bottle caps and other products to the Company.

WHEREAS, in 1962, the Egyptian government took the Bigios' property from them, without any compensation whatsoever, for one reason only: the family was Jewish. This was part of a campaign of anti-Semitic discrimination and persecution that caused hundreds of thousands of Jews in Arab countries, like the Bigios, to lose their homes and livelihoods.

WHEREAS, the Egyptian government eventually recognized the injustice of having seized the Bigios' property and ordered that it be returned, but the occupier refused to return it.

WHEREAS, Coca-Cola eventually became part owner of the company occupying and using the Bigios' land and factories. Prior to Coca-Cola's acquisition of the company, the Bigio family reminded Coca-Cola of the family's right to the property. Top Coca-Cola officials cavalierly brushed aside the Bigios' pleas and went ahead with the purchase. A subsidiary of Coca-Cola, called the Coca-Cola Bottling Company of Egypt, has been occupying, using and benefiting from the Bigios' property.

WHEREAS, the Bigio family has repeatedly sought to be compensated by Coca-Cola for their loss, but Coca-Cola has refused to pay the Bigios a penny.

WHEREAS, Coca-Cola's refusal to compensate the Bigios forced the family to sue Coca-Cola to obtain justice and recover for their loss. In the lawsuit, Coca-Cola's lawyers have used every legal maneuver to avoid reaching the merits of the case because the Company has no legal or moral defense for its conduct.

WHEREAS, shareholders believe that Coca-Cola's conduct should be beyond reproach and that the Company should be acting with the honesty, integrity, accountability, respect and concern for its reputation that are specifically required by its Code of Conduct.

RESOLVED, shareholders request that The Coca-Cola Company act with the honesty, integrity, accountability and respect that must guide the Company, and do what is right and fair, or otherwise risk creating the reputation that the Company is benefiting from a campaign of anti-Semitism and is a party to it. Coca-Cola should compensate the Bigio family fully and fairly for their loss, to correct the terrible injustice that this family has suffered.

Supporting Statement

We agree with and fully support the principles set forth in Coca-Cola's Code of Conduct, and want to make sure that the Company lives up to them in their entirety, or otherwise risk severely damaging the Company's reputation. To uphold Coca-Cola's commitment to honesty, integrity, accountability and respect, we believe that Coca-Cola must compensate the Bigio family fully and fairly for the loss they have sustained and from which the Company is knowingly and unfairly benefiting.

Exhibit B

File Copy

The Coca-Cola Company

Parth S. Munshi
Office of the Secretary

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2671

November 9, 2006

By Overnight Courier

Leonard Getz
204 Edgehill Road
Merion Station, PA 19066

Re: Proposal for Action at the 2007 Annual Meeting of Shareowners

Dear Mr. Getz:

Mr. Mark Preisinger, Senior Director, Shareowner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated November 7, 2006 addressed to the Office of the Secretary. The letter was received on November 7, 2006 and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that there are the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Common Stock through the date of 2007 Annual Meeting of Shareowners, as required by Rule 14a-8(b)(2) [Question 2].

3. Your proposal, including the supporting statement, exceeds 500 words. Rule 14a-8(b)(2) [Question 4] limits shareholder proposals, including any accompanying statements, to 500 words.

All of the foregoing problems must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2671 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please do not hesitate to call me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Securities Counsel

cc: Carol C. Hayes
Mark Preisinger

Exhibit C

TO: Mr. Parth Munshi DATE: 11 / 13 / 2006

RECIPIENT'S PHONE# (404) 676-2671 RECIPIENT'S FAX# (404) 598-2671

FROM: Leonard Getz

SENDER'S EXT.#

SENDER'S FAX # 215/597-7827

THIS TRANSMITTAL CONTAINS 6 PAGES, INCLUDING THIS COVER SHEET.

COMMENTS: Per your request

Leonard Getz

CPA

Telephone 610-664-3333
Email:groucho4@verizon.net
cell phone: 610-764-7547

204 Edgehill Rd.
Merion, Pa. 19066-1806

Mr. Parth S. Munshi
NAT 2108
P.O. Box 1734
Atlanta, Georgia 30313

Dear Mr. Munshi

In reply to your letter of November 9, 2006 and Rule 14a-8(b)(2), this is to confirm that I am, and have been a shareholder of 50 shares of Common Stock for several years, valuing over $2,000 continuously, and intend to keep these shares through the date of the 2007 Annual Meeting of Shareowners.

You will be receiving a letter from my broker, Wachovia Securities, confirming the fact that I have held for at least one year prior to the date of my proposal at least $2,000 market value of Company Common Stock.

Finally, in accordance with your letter and Rule 14a-8(b)(2) attached is my revised proposal less than 500 words.

Please confirm that all corrections have been made and that my proposal will be included in the proxy materials.

Sincerely,

Leonard Getz

Wachovia Securities, LLC
Radnor Financial Center - Suite A100
150 Radnor-Chester Road
Radnor, PA 19087

Stuart F. Ettingoff
Senior Vice President - Investments
Financial Advisor

Tel 610 293-7327
Fax 610 293-7304
800 544-4926
stuart.ettingoff@wachoviasec.com

WACHOVIA SECURITIES

November 13, 2006

NAT
2108 One Coca Cola Plaza
Atlanta, GA 30313
Attention: Parth S. Munshi

RE: Coca Coal Company
Account #3659-0712
INO: Leonard & Susan Getz

Gentlemen:

The above client has held securities in Coca Cola for over one year and the value has been over $2,000 for the entire year.

Sincerely,

Stuart F. Ettingoff
Senior Vice President Investments

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Bank Deposit Sweep Option

The Bank Deposit Sweep Option consists of monies held in an interest-bearing deposit account. These assets are not held in your securities brokerage account and therefore not covered by SIPC. Such monies are eligible for FDIC insurance, up to $100,000 per depositor ($250,000 for IRA accounts) in accordance with FDIC rules. If you have questions about your sweep option, including rates, please contact Your Financial Advisor.

Description	Current Market Value	Estimated Annual Income	Annual Percentage Yield Earned*
[redacted] Interest Period 10/01/06 - 10/31/06	[redacted]	[redacted]	[redacted]
Total Bank Deposit Sweep Option	[redacted]		

* APY measures the total amount of interest paid on an account based on the interest rate and the frequency of compounding. The annual percentage yield is expressed as an annualized rate, based on a 365- or 366-day year (as applicable).

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	N/A	N/A
COCA-COLA COMPANY	KO	50	46.7200	2,336.00	62.00	2.65
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	N/A	N/A
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	N/A	N/A
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Stocks				[redacted]	[redacted]	[redacted]
Total Stocks and Options				[redacted]	[redacted]	[redacted]

Shareholder Proposal that The Coca-Cola Company Compensate the Bigio Family

WHEREAS, The Coca-Cola Company ("Coca-Cola" or the "Company") is guided by its Code of Conduct, which emphasizes that the Company must "act in every instance with honesty, integrity, accountability and respect." Coca-Cola cautions its employees to "never engage in behavior that harms the reputation of the Company. If you wouldn't want to . . . read about it in a newspaper – don't do it."

WHEREAS, Coca-Cola is engaging in behavior that lacks honesty, integrity, accountability and respect. A subsidiary of Coca-Cola is benefiting from stolen property in Egypt that belonged to the Bigio family. Coca-Cola has refused to acknowledge the wrongfulness of its conduct, or compensate the Bigios for their loss.

WHEREAS, for over 25 years, the Bigios leased factories to Coca-Cola that provided bottle caps and other products to the Company.

WHEREAS, in 1962, the Egyptian government took the Bigios' property from them, without any compensation whatsoever, for one reason only: the family was Jewish. This was part of a campaign of anti-Semitic discrimination and persecution that caused hundreds of thousands of Jews in Arab countries, like the Bigios, to lose their homes and livelihoods.

WHEREAS, the Egyptian government eventually recognized the injustice of having seized the Bigios' property and ordered that it be returned.

WHEREAS, Coca-Cola eventually became part owner of the property, occupying and benefiting from the Bigios' land and factories. Prior to Coca-Cola's acquisition, the Bigios reminded Coca-Cola of the family's right to the property. Top Coca-Cola officials cavalierly brushed aside the Bigios' pleas and went ahead with the purchase.

WHEREAS, the Bigio family has repeatedly sought compensation from Coca-Cola for their loss, but Coca-Cola has refused to pay the Bigios a penny.

WHEREAS, Coca-Cola's refusal to compensate the Bigios forced the family to sue Coca-Cola. In the lawsuit, Coca-Cola's lawyers have used every legal maneuver to avoid reaching the merits of the case because the Company has no legal or moral defense for its conduct.

WHEREAS, shareholders believe that Coca-Cola's conduct should be beyond reproach, and that the Company should protect its reputation and behave as required by its Code of Conduct.

RESOLVED, shareholders request that The Coca-Cola Company act with the honesty, integrity, accountability and respect that must guide the Company, and compensate the Bigios fully and fairly for their loss, to correct the terrible injustice that this family has suffered, or otherwise risk creating the reputation that the Company is benefiting from a campaign of anti-Semitism and is a party to it.

Supporting Statement

We agree with and support the principles in Coca-Cola's Code of Conduct, and want to ensure that the Company lives up to them in their entirety, or otherwise risk damaging the Company's reputation. To uphold Coca-Cola's commitment to honesty, integrity, accountability and respect, we believe that Coca-Cola must compensate the Bigio family fully and fairly for their loss, from which the Company is knowingly and unfairly benefiting.

Exhibit D

The Coca-Cola Company

Parth S. Munshi
Office of the Secretary

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2671

November 14, 2006

By E-Mail and Overnight Courier

Leonard Getz
204 Edgehill Road
Merion, PA 19066

Re: Shareowner Proposal

Dear Mr. Getz:

In reply to your letter received by The Coca-Cola Company (the "Company") on November 13, 2006, please be advised that you have satisfied the procedural requirements for submission of a shareowner proposal for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Shareowners.

The Company may still seek to exclude your shareowner proposal from its proxy materials for the 2007 Annual Meeting of Shareowners based on the non-procedural provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to call me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Securities Counsel

cc: Carol C. Hayes
Mark Preisinger

RECEIVED

2006 DEC 27 PM 2:53

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

204 Edgehill Road
Merion Station, PA 19066

December 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: The Coca-Cola Company's Exclusion of a
Shareholder Proposal Under SEC Rule 14a-8(i)(7) and 14a-8(i)(3)

Dear Sir or Madam:

In a letter to the Securities and Exchange Commission's Division of Corporation Finance dated December 14, 2006 (the "Letter"), The Coca-Cola Company (the "Company") gave notice of its intention to exclude my shareholder proposal from its proxy materials for its 2007 Annual Meeting of Shareowners. A copy of my proposal (the "Proposal") is attached. As is explained more fully below, there is no basis for the Company to exclude the Proposal under Rule 14a-8(i)(7) or 14a-8(i)(3). The Division of Corporation Finance (the "Staff") should recommend that the Securities Exchange Commission take enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 annual shareowners' meeting.

The Proposal focuses on an essential concern of all shareowners: whether the Company – and specifically, its officers and managers – are living up to the Company's Code of Conduct and safeguarding its reputation by acting "in every instance with honesty, integrity, accountability and respect." Specifically, the Proposal seeks to alert shareowners to a disturbing situation involving the Company and its actions toward a family called the Bigios. For roughly 60 years beginning in the early 1900's, the Bigio family owned land and factories in Egypt; the Company was among their customers and a tenant on the Bigios' land in the 1930's and 1940's. In 1962, the Egyptian government took the Bigios' property from them without any compensation whatsoever, for one reason only: the Bigios were Jewish. This was part of a campaign of anti-Semitic discrimination and persecution that caused hundreds of thousands of Jews in Arab countries, like the Bigios, to lose their homes and livelihoods.

Eventually, in or about 1970, the Egyptian government recognized the injustice of having seized the Bigios' property and ordered that it be returned. But the occupier, a government-owned entity, refused to return it.

Since approximately 1993, a subsidiary of the Company, called The Coca-Cola Bottling Company of Egypt, has been occupying, using and benefiting from the Bigios' property – all the while knowing about the egregious manner in which the property had been taken from the Bigios. When the Bigios learned that the Company would be acquiring an interest in their property, members of the family met with Company officials to remind them of the Bigios' right to the property. But top Company officials brushed aside the family's pleas and went ahead with the Company's plans. The Company acquired an ownership interest in The Coca-Cola Bottling Company of Egypt, which has been occupying and using the property that was in effect stolen from the Bigios. The Company has thus been benefiting from a campaign of anti-Semitism and been a party to it.

The Company's conduct raises questions about whether its officers and managers have violated the Company's Code of Conduct and damaged the Company's reputation. Shareowners have a direct stake in whether the Company's actions toward the Bigios should be accepted or whether remedial efforts should be made, consistent with the Company's obligation to act honestly, with integrity, and with concern for its reputation.

Seeking to shield its questionable conduct from its shareowners, the Company has argued that the Proposal is excludable from its proxy materials pursuant to Rule 14a-8(i)(7) (management functions) and Rule 14a-8(i)(3)(violation of proxy rules) of the Securities and Exchange Act of 1934. Neither rule should preclude putting the Proposal before the Company's shareowners for a vote. The Staff should recommend that the Securities and Exchange Commission take enforcement action if the Company excludes the Proposal from its proxy materials.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7) Because
<u>It Does Not Relate To The Company's Management Functions</u>

Relying on conclusions that were reached with respect to other, unrelated proposals and involving other companies (see the Letter at pp. 3-4), the Company has contended that since the Proposal relates to ongoing litigation, the Proposal is excludable under Rule 14a-8(i)(7) as a matter of ordinary business that should be left to management, rather than the shareowners.

The Company has misstated the terms of the Proposal. The Proposal does not purport to direct the way in which the Company handles ongoing litigation with the Bigio family. Rather, it focuses on the propriety of management's conduct, and whether a different course of conduct is necessary to bring the Company into compliance with its Code of Conduct. This is what distinguishes the present matter from those matters relied on by the Company.

In Exxon Mobil Corp. (Mar. 21, 2000), and Exxon Mobil Corp. (Dec. 20, 1995), the proposals at issue specifically attempted to compel the company to pay a court judgment and thus give up its legal right to appeal. That is not the case here; the Proposal does not direct the Company to pay a court judgment or take any other action in litigation.

In Benihana National Corporation (Sept. 13, 1991), the proposal sought to compel the company to release a litigation report that was prepared in connection with the defense of a legal action; the legal action was being prosecuted against the company by the shareholder who submitted the proposal. Similarly, Crown Central Petroleum Corp. (Mar. 10, 1998) involved a proposal that would directly interfere with ongoing litigation, requiring that the company's board of directors form a committee to supervise litigation that had been brought by the proponent of the proposal. The Proposal at issue here does not direct the Company to take any action in ongoing litigation, and I am not involved in any litigation against the Company. I am simply concerned – as other shareholders would and should be – about whether the Company has been using a campaign of anti-Semitic persecution and discrimination to its own benefit.

Philip Morris Companies Inc. (Feb. 22, 1999) involved a shareholder proposal that sought to prevent the company from using the terms "light" and "ultralight" – precisely the result that was being sought in ongoing litigation. The Proposal here is not about advertising slogans. Rather, it focuses on critical questions about management's conduct that might well violate the Company's Code of Conduct and harm the Company's reputation, as well as significant social policy issues about the Company's complicity in a campaign of anti-Semitism.

This is precisely the kind of proposal that the Commission has determined should not be excludable from shareholder consideration. Indeed, the Commission has stated that if a proposal focuses on "sufficiently significant social policy issues," it would not be excludable from a shareholder vote – even if the proposal relates to "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998). According to the Commission, a proposal that focuses on sufficiently significant social policy issues "would transcend the day-to-day business matters and . . . would be appropriate for a shareholder vote." Id.

Whether the Company is failing to act with honesty, integrity, accountability and respect, by unjustly benefiting from a campaign of anti-Semitism against the Bigios, is a significant social policy issue that may – and indeed, should – be determined by a shareholder vote. The Company's attempt to protect and shield management's conduct toward the Bigios by excluding the Proposal from its proxy materials under Rule 14a-8(i)(7) should be rejected.

The Proposal Is Not Excludable Under Rule 14a-8(i)(3) Because
It Is Accurate; In Any Event, Any Inaccuracies Can Easily Be Corrected

To bolster its effort to keep its questionable conduct from shareowners, the Company has contended that the Proposal is excludable from its proxy materials under Rule 14a-8(i)(3), because the Proposal allegedly contains "numerous statements that are materially false and misleading." Letter, p. 5.

In fact, the Company has identified only two such statements. I stand by their accuracy, but even if they were inaccurate, they hardly fall into the category of "materially false and misleading." See Letter, p. 5. Significantly, the Company does not deny that it was a long-time customer of the Bigio family. And the Company does not deny that The Coca-Cola Bottling Company of Egypt – in which the Company admits to having close to a 50 percent ownership interest – occupies, uses and benefits from the property that belonged to the Bigios. Most significantly, the Company does not deny that it knew that the Bigios' property was in effect stolen from them at the time that the Company acquired its interest in their property.

These are the essential facts that shareholders should know about in order to evaluate management's conduct toward the Bigios and whether that conduct violates the Company's Code of Conduct and risks the Company's reputation. The Company is attempting to divert attention from these "core issues" – a practice that the Staff is trying to prevent (see Staff Legal Bulletin No. 14B, dated September 15, 2004) and should not condone here.

In fact, in Staff Legal Bulletin No. 14B, the Staff reviewed its approach to Rule 14a-8(i)(3) no-action requests, and discussed the penchant of companies to overuse this rule as a means of justifying the exclusion of a shareholder proposal. The Staff thus clarified its approach to using this rule. It severely limited the circumstances in which a company could use the rule to exclude a proposal. The Staff also emphasized its "long-standing practice of issuing no action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." And the Division noted that instead of excluding a proposal under this rule, a company should simply address its objections in its own statement of opposition to a shareholder proposal, which would also be submitted to shareholders.

Consistent with Staff Legal Bulletin No. 14B, the Staff should reject the Company's effort to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(3). In all material respects, the Proposal is accurate. If there is any question about its accuracy, then I would be pleased to provide supporting information. If the Company disagrees with any portion of the Proposal, then it can set forth its reasons in its opposing statement to shareholders. Should the Staff decide that the two concerns raised by the Company have merit, then I ask that I be permitted to revise and/or clarify the Proposal, in keeping with the Staff's long-standing practice. This will give shareowners the opportunity they deserve to consider whether the conduct of the Company's management toward the Bigio family violates the Code of Conduct and harms the Company's reputation.

Thank you for your consideration. I have enclosed six copies of this letter and the Proposal. If you have any questions or need additional information, please let me know.

Very truly yours,

Leonard Getz (SCO)

Leonard Getz

Enclosures (six copies of this letter, including the Proposal)

cc: Parth S. Munshi, Esq.

Shareholder Proposal that The Coca-Cola Company Compensate the Bigio Family

WHEREAS, The Coca-Cola Company ("Coca-Cola" or the "Company") is guided by its Code of Conduct, which emphasizes that the Company must "act in every instance with honesty, integrity, accountability and respect." In the Code, Coca-Cola cautions its employees to "never engage in behavior that harms the reputation of the Company. If you wouldn't want to tell your parents or your children about your action – or wouldn't want to read about it in a newspaper – don't do it."

WHEREAS, Coca-Cola is engaging in behavior that lacks the honesty, integrity, accountability and respect that must guide the Company's conduct and uphold its reputation. A subsidiary of Coca-Cola has been using and deriving the benefits of property in Egypt that was stolen from a family called the Bigios. Coca-Cola has refused to acknowledge the wrongfulness of its conduct, or to compensate the Bigios for the loss they have suffered.

WHEREAS, for approximately 60 years beginning in the early 1900's, the Bigios owned land and factories near Cairo, Egypt. Coca-Cola leased a factory building from the Bigios for over 25 years, and the Bigios' factories provided bottle caps and other products to the Company.

WHEREAS, in 1962, the Egyptian government took the Bigios' property from them, without any compensation whatsoever, for one reason only: the family was Jewish. This was part of a campaign of anti-Semitic discrimination and persecution that caused hundreds of thousands of Jews in Arab countries, like the Bigios, to lose their homes and livelihoods.

WHEREAS, the Egyptian government eventually recognized the injustice of having seized the Bigios' property and ordered that it be returned, but the occupier refused to return it.

WHEREAS, Coca-Cola eventually became part owner of the company occupying and using the Bigios' land and factories. Prior to Coca-Cola's acquisition of the company, the Bigio family reminded Coca-Cola of the family's right to the property. Top Coca-Cola officials cavalierly brushed aside the Bigios' pleas and went ahead with the purchase. A subsidiary of Coca-Cola, called the Coca-Cola Bottling Company of Egypt, has been occupying, using and benefiting from the Bigios' property.

WHEREAS, the Bigio family has repeatedly sought to be compensated by Coca-Cola for their loss, but Coca-Cola has refused to pay the Bigios a penny.

WHEREAS, Coca-Cola's refusal to compensate the Bigios forced the family to sue Coca-Cola to obtain justice and recover for their loss. In the lawsuit, Coca-Cola's lawyers have used every legal maneuver to avoid reaching the merits of the case because the Company has no legal or moral defense for its conduct.

WHEREAS, shareholders believe that Coca-Cola's conduct should be beyond reproach and that the Company should be acting with the honesty, integrity, accountability, respect and concern for its reputation that are specifically required by its Code of Conduct.

RESOLVED, shareholders request that The Coca-Cola Company act with the honesty, integrity, accountability and respect that must guide the Company, and do what is right and fair, or otherwise risk creating the reputation that the Company is benefiting from a campaign of anti-Semitism and is a party to it. Coca-Cola should compensate the Bigio family fully and fairly for their loss, to correct the terrible injustice that this family has suffered.

Supporting Statement

We agree with and fully support the principles set forth in Coca-Cola's Code of Conduct, and want to make sure that the Company lives up to them in their entirety, or otherwise risk severely damaging the Company's reputation. To uphold Coca-Cola's commitment to honesty, integrity, accountability and respect, we believe that Coca-Cola must compensate the Bigio family fully and fairly for the loss they have sustained and from which the Company is knowingly and unfairly benefiting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Coca-Cola Company
Incoming letter dated December 14, 2006

The proposal seeks for the company to compensate the Bigios family fully and fairly for their losses described in the proposal.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7) as relating to Coca-Cola's ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser